ASANKO GOLD EXPANSION DEFINITIVE FEASIBILITY
STUDY PRESENTATION AND CONFERENCE CALL DETAILS

Vancouver, British Columbia, May 23, 2017 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) will host a presentation to analysts and investors in Toronto at 8am on Monday, June 5, 2017 to present the results of the Expansion Definitive Feasibility Study. There will also be an accompanying conference call and webcast. Details below.

Toronto Presentation
Monday, June 5, 2017 at 8:00 am EDT
Belgravia Room, Omni King Edward Hotel
To attend, please arrive by 7.45am and RSVP to alex.buck@asanko.com

Conference Call & Webcast Details:
Monday, June 5, 2017 at 8:00 am EDT
US/Canada Toll Free:    1 888 225 8011
UK Toll Free:                  0800 496 1093
International:                  +1 303 223 4384

Webcast:
Please click on the link: https://cc.callinfo.com/r/183fpsaijbtsj&eom

Replay
A recorded playback will be available approximately two hours after the call until July 4, 2017:
US/Canada Toll Free:     1 800 558 5253
International:                   +1 416 626 4100
Passcode:                         21852384

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Ryan Walchuck, VP Corporate Development and Investor Relations
Telephone: +1-778-986-2000
Email: ryan.walchuck@asanko.com

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.